UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

MP Materials Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

553368101
(CUSIP Number)

James H. Litinsky
c/o JHL Capital Group LLC
1500 N. Halsted Suite 200
Chicago, IL 60642
(312) 628-7350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,815,096

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,815,096

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,815,096

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

CUSIP No. 553368101	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
647,832

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
647,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
647,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
647,832

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
647,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
647,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
647,832

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
647,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
647,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 553368101	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,815,096

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,815,096

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,815,096

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 8 of 10 Pages
1	NAMES OF REPORTING PERSONS
James H. Litinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,771,704

	8	SHARED VOTING POWER
2,815,096

	9	SOLE DISPOSITIVE POWER
16,771,704

	10	SHARED DISPOSITIVE POWER
2,815,096

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,586,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 553368101	Page 9 of 10 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2020, Amendment No. 2 filed on March 30, 2021, Amendment No. 3 filed on September 20, 2021, Amendment No. 4 filed on March 2, 2022, Amendment No. 5 filed on August 10, 2022, and Amendment No. 6 filed on September 9, 2022 (collectively the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MP Materials Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada 89135. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a-c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Litinsky may be deemed to beneficially own 19,586,800 shares of Common Stock, representing approximately 11.0% of the shares of Common Stock outstanding. This amount consists of: (i) 647,832 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 0.4% of the shares of Common Stock outstanding; (ii) 0 shares of Common Stock held directly by JHL Group Holdings Two, representing 0.0% of the shares of Common Stock outstanding; (iii) 2,167,264 shares of Common Stock held directly by JHL Capital Group, representing approximately 1.2% of the shares of Common Stock outstanding; (iv) 16,146,773 shares of Common Stock held in the Revocable Trust, representing approximately 9.1% of the shares of Common Stock outstanding, (v) 600,000 remaining restricted stock units (“RSUs”) of the original 800,000 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on November 18, 2022, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock, (vi) 21,164 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on January 13, 2024, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock, and (vii) 3,767 shares of Common Stock owned by Mr. Litinsky.

As the 100% owner of each of JHL Group Holdings One and JHL Group Holdings Two, Master Fund may be deemed to beneficially own 647,832 shares of Common Stock, representing approximately 0.4% of the shares of Common Stock outstanding. This amount consists of (i) 647,832 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 0.4% of the shares of Common Stock outstanding and (ii) 0 shares of Common Stock held directly by JHL Group Holdings Two, representing 0.0% of the shares of Common Stock outstanding. As the general partner of Master Fund, Master Fund GP may be deemed to beneficially own the 647,832 shares of Common Stock beneficially owned by Master Fund, representing approximately 0.4% of the shares of Common Stock outstanding.

As the investment manager of Master Fund and the 100% owner of Master Fund GP, JHL Capital Group may be deemed to beneficially own 2,815,096 shares of Common Stock, representing approximately 1.6% of the shares of Common Stock outstanding. This amount consists of: (i) 647,832 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 0.4% of the shares of Common Stock outstanding; (ii) 0 shares of Common Stock held directly by JHL Group Holdings Two, representing 0.0% of the shares of Common Stock outstanding; and (iii) 2,167,264 shares of Common Stock held directly by JHL Capital Group, representing approximately 1.2% of the shares of Common Stock outstanding. As the 100% owner of JHL Capital Group, JHL Capital Group L.P. may be deemed to beneficially own the 2,815,096 shares of Common Stock beneficially owned by JHL Capital Group, representing approximately 1.6% of the shares of Common Stock outstanding.

The percentage of shares of Common Stock outstanding reported herein is based on 177,620,849 shares outstanding as of May 1, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 5, 2023.
(c) As of the date hereof, each of JHL Group Holdings One and JHL Group Holdings Two distributed in kind, for no consideration and on a pro rata basis, all of the remaining shares of Common Stock beneficially owned by them, except for 647,832 shares of Common Stock which were retained, and are expected to be sold, in order to satisfy tax obligations. Specifically, JHL Group Holdings One made an in-kind distribution of 6,445,098 shares of Common Stock, and JHL Group Holdings Two made an in-kind distribution of 21,081,917 shares of Common Stock.  No other transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.
(e) As of the date hereof, each of the Reporting Persons other than Mr. Litinsky ceased to be the beneficial owner of more than five percent of the class of Common Stock.

CUSIP No. 553368101	Page 10 of 10 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2023

JHL CAPITAL GROUP, LLC
	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Chief Executive Officer

JHL CAPITAL GROUP HOLDINGS ONE LLC
	By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner
	By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP HOLDINGS TWO LLC
	By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner
	By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP MASTER FUND L.P.
	By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner
	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD.
	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP L.P.
	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky